August 18, 2015
VIA EDGAR
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Neustar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-32548
Dear Mr. Spirgel:
In connection with your review of the NeuStar, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2014, filed on February 13, 2015 (the “2014 Form 10-K”), we respectfully submit the following responses to the comments we discussed with your colleagues by telephone on August 5, 2015.

We acknowledge that we did not include in our most recent quarterly report on Form 10-Q (the “June 30th 10-Q”) the expanded disclosure that we proposed in our response letter dated July 27, 2015. In hindsight, we recognize that it would have provided greater transparency to include this expanded disclosure in the June 30th 10-Q.

With respect to the June 30th 10-Q, which we filed on July 30, 2015, with the United States Securities and Exchange Commission (the “Commission”), we followed our consistent practice of filing our 10-Q on the day of our earnings announcement. At the time we filed the June 30th 10-Q, we concluded that it was beneficial to wait for further feedback from the Commission in the ordinary course before including the expanded disclosure.

We do not believe that we should amend our June 30th 10-Q because the material components of our proposed expanded disclosure are included in our 2014 Form 10-K and our subsequent periodic and current reports on file with the Commission. For example, the risk factors in the 2014 Form 10-K specifically highlight that “our business, prospects, financial condition and results of operations will be materially adversely affected” if the NPAC contracts are terminated. In addition, our periodic filings and current reports have informed investors of material developments in the LNPA selection process and the status of our NPAC contracts.

As we discussed, we plan to include the paragraph below in our next quarterly report on Form 10-Q. This disclosure may change based on the facts and circumstances at the time of the filing.

Loss of the NPAC contract on or after September 30, 2016 will have a material impact on our future operating results when compared to our current financial profile.  We expect to lose approximately $500 million of annual revenue and this loss will adversely impact our income from operations and operating margin.  Additionally, this loss may have a disproportionate material negative impact on our operating margin because of the largely fixed and shared cost structure that is designed to support all of our services.  We are unable to quantify the impact on our income from operations and operating margin at this time because the end date of the NPAC contract is uncertain and due to our largely fixed and shared cost structure.  Our disclosure will expand as we evaluate the cost structure that will be in place to support our ongoing business, as we approach September 30, 2016 or as we learn more about the timing of the NPAC contract termination.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (571) 434-5548, Lisa Hook, President and Chief Executive Officer, at (571) 434-5630, or Len Kennedy, Senior Vice President, General Counsel and Secretary, at (571) 434-3505 with any questions you may have concerning our response. Thank you for your assistance.
Sincerely,

/s/ Paul S. Lalljie
Paul S. Lalljie Senior Vice President and Chief Financial Officer

cc:	Lisa A. Hook, President and Chief Executive Officer, Neustar, Inc.
Leonard J. Kennedy, Senior Vice President and General Counsel, Neustar, Inc.
Stephen I. Glover, Gibson, Dunn & Crutcher LLP